



19 December 2008

TESCO TAKES FULL CONTROL OF TESCO PERSONAL FINANCE

Tesco today announced that it has taken full control of Tesco Personal Finance following approval from the UK Financial Services Authority.

Tesco announced on 28th July 2008 that it would acquire the 50 per cent of the joint venture that it did not already own from the Royal Bank of Scotland Group PLC.

ENDS

For further information:

Media:	Jonathan Church	01992 644645
	Angus Maitland	020 7379 5151
Investors:	Steve Webb	01992 644800